SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                                  Commission File Number 0-15148


         (Check one):               |X| Form 10-K and Form 10-KSB
                                    o  Form 20-F
                                    o  Form N-SAR
                                    o  Form 11-K
                                    o   Form 10-Q and Form 10-QSB

         For period ended June 30, 1999

         o        Transition Report on Form 10-K and 10-KSB
         o        Transition Report on Form 20-F
         o        Transition Report on Form 11-K
         o        Transition Report on Form 10-Q and Form 10-QSB
         o        Transition Report on Form N-SAR

         For the transition period ended

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

         Full name of registrant:  Scientific NRG Incorporated

         Former name if applicable:  N/A

         Address of principal executive office (Street and Number)

                        4695 MacArthur Court, Suite #530

         City, State and Zip Code:  Newport Beach, CA 92660

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                                     PART II

                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

         o        (a)      The  reasons  described  in reasonable detail in Part
                           III of this form could not be eliminated without unreasonable effort or expense;

         |X| (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10- KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         |X|       (c)     The  accountant's statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

               TheRegistrant's independent auditor's have not yet
              completed the audit of the Registrant's June 30,1999
                        consolidated financial statements

                                     PART IV

                                OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification.

               FRED G. LUKE           (949)                 833-2094
                  (Name)           (Area Code)         (Telephone Number)

          (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               |X| Yes      o No

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          (3)  Is it  anticipated  that any  significant  change in  results  of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              o Yes      |X| No

               During the year ended June 30, 1999, the Registrant had a change in control, relocated its corporate office and changed certifying accountants. Additionally, the Registrant is awaiting on certain information to complete the Company's fiscal year end audit and depending upon the outcome of the information, the results of the Registrant may significantly change.

                          Scientific NRG, Incorporated
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  September 28, 1999               By:/s/   Fred G. Luke
                                        ---------------------------------------
                                                 Fred G. Luke, Chairman
                                                 and President

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                          McKENNON WILSON & MORGAN LLP
                          Certified Public Accountants
                          Two Venture Plaza, Suite 220
                              Irvine, CA 92618-7394
              Telephone: (949) 453-2190; Facsimile: (949) 453-2191

                               September 28, 1999



Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of Scientific NRG, Incorporated (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that is unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-KSB for the year ended June 30, 1999 because we have not yet completed our audit of the financial statements of the Registrant for the year ended June 30, 1999 and are, therefore, unable to furnish the required opinion on such financial statements.

We hereby advise you that we have read the statement  made by the  Registrant in
Part III of its filing on Form 12b-25 and agree with the statements made therein.

                                        Very truly yours,

                                        /s/  McKennon Wilson & Morgan LLP
                                        ---------------------------------------
                                             McKennon Wilson & Morgan LLP

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